Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Unaudited)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated condensed interim financial statements for the three and nine month period ended September 30, 2011.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Expenses
Advertising and promotion	$—	$750	$—	$51,673
Amortization - Equipment	4,895	1,923	8,603	6,144
Amortization - Intangible	207,744	207,744	623,232	311,616
Finance costs	1,402	19,417	24,831	20,479
Foreign exchange (gain)	(40,382)	(24,072)	(1,834)	(24,072)
Management, consulting and administrative	36,308	176,814	132,263	349,268
Office	1,258	10,101	15,809	27,154
Professional fees	139,908	30,298	294,160	60,977
Rent	16,189	37,498	48,963	57,498
Salary and wages	129,350	—	304,130
Share based compensation	731,848	—	2,390,983	1,744,745
Travel	7,599	12,585	20,359	20,546
Trust and filing fees	31,296	20,449	52,900	35,471
Loss before the following:	(1,267,415)	(493,507)	(3,914,399)	(2,661,499)
Interest and other income (loss)	(6,063)	986	6,096	1,019
Loss in write off of oil and gas property	(1)

Net loss and comprehensive loss	$(1,273,478)	$(492,521)	$(3,908,303)	$(2,660,481)

Loss per share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.02)
Loss per share, fully diluted	$(0.00)	$(0.00)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding, basic	260,580,304	124,416,860	206,544,689	111,962,648
Weighted average number of common shares outstanding, fully diluted	268,206,477	124,416,860	213,705,043	111,962,648

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Financial Position

As at, (Unaudited - expressed in Canadian Dollars)	September 30, 2011	December 31, 2010	January 1 2010
		(Note 11)	(Note 11)
Assets

Current assets
Cash and cash equivalents	$1,513,141	$174,530	$379,284
Marketable securities	1,448,800
Other receivables	67,367	28,664	242,744
Prepaid expenses (Note 2)	276,042	216,135	10,000
	1,856,550	419,329	2,080,828

Equipment (Note 5)	57,395	7,884	3,940
Intangible (Note 6)	7,167,159	7,790,391	—
Prepaid Expenses - long term (Note 2)	130,208	286,458	—
Mineral property	—	—	67,185
Oil and gas property	—	—	1
	$9,211,312	$8,504,062	$2,151,954

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$212,857	$115,046	$75,072
Deposit on private placement	—	250,000	—
Notes payable - current portion (Note 7)	—	358,445	—
	212,857	723,491	75,072

Note payable -long term	—	2,095,476	—
	212,857	2,818,967	75,072
Shareholders’ equity
Share capital and warrants (Note 8)	13,922,243	8,939,599	3,919,865
Contributed surplus	4,645,457	2,406,438	670,374
Accumulated other comprehensive income		—	504,770
Deficit	(9,569,245)	(5,660,942)	(3,018,127)
	8,998,455	5,685,095	2,076,882
	$9,211,312	$8,504,062	$2,151,954

Approved by the Audit Committee on behalf of Board of Directors on October 17, 2011

Director	Director

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Changes in Equity
For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

	Share Capital and Warrants	Contributed Surplus	Accumulated other comprehensive Income	Deficit	Total Equity
As at January 1, 2011	$8,939,599	$2,406,438	$—	$(5,660,942)	$5,685,095
Net loss and comprehensive loss	—	—	—	(3,908,303)	(3,908,303)
Issuance - private placement (Note 8a)	500,000	—	—	—	500,000
Issuance - conversion of notes payable (Note 7)	2,486,930	—	—	—	2,486,930
Issuance - warrant exercise (Note 8a)	2,000,000	—	—	—	2,000,000
Share based compensation (Note 8b)	—	1,091,189	—	—	1,091,189
Share based compensation (Note 8b)	—	463,779	—	—	463,779
Share based compensation (Note 8b)	—	679,765	—	—	679,765
Cancellation of preferred shares (Note 8a)	(4,286)	4,286	—	—	—
As at September 30, 2011	13,922,243	4,645,457	—	(9,569,245)	8,998,455

As at January 1, 2010	3,919,865	670,374	504,770	(3,018,127)	2,076,882
Net loss and comprehensive loss	—	—	—	(2,660,481)	(2,660,481)
Issuance - Arrangement Agreement	—	—	—	—	—

Redemption of Class A preferred shares	(1,515,986)	—	(504,770)	504,770	(1,515,986)
Share based compensation	—	1,736,064	—	—	1,736,064
Issuance-acquisition of software license	150,000	—	—	—	150,000

Issuance - acquisition of RTN Stealth Software	5,000,000	—	—	—	5,000,000

Issuance - finders fees for ENAJ acquisition	31,250	—	—	—	31,250
Issuance - management agreement with Chief
Operating officer	625,000	—	—	—	625,000
Issuance - acquisition of ENAJ software	625,000	—	—	—	625,000
As at September 30, 2010	8,835,129	2,406,438	—	(5,173,838)	6,067,729

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Cash Flow Statement
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Loss for the period	(1,273,478)	$(492,521)	$(3,908,303)	$(2,660,481)
Items not involving cash:
Share based compensation	731,848	52,083	2,390,983	1,796,828
Amortization	212,638	209,667	631,835	317,760
Accrued interest income	—	(101)	—	(134)
Accrued interest on notes payable	—	17,733	21,631	17,733
Foreign exchange on notes payable	—	(24,072)	11,378	(24,072)
	(328,992)	(237,211)	(852,476)	(552,366)

Net changes in non-cash working capital
Other receivables	(15,017)	(2,685)	(38,703)	(13,510)
Prepaid expenses	(52,126)	—	(59,907)	10,000
Deposit on private placement	—	38,850	—	38,850
Trade and other payables	34,507	81,791	97,811	17,474
	(361,628)	(119,255)	(853,275)	(499,552)

Investing activities
Purchase of equipment	(46,996)	(2,219)	(58,114)	(14,171)
Redemption of Short term investments	—	10,000	—	10,000
Acquisition of Short term investments	—	—	—	(50,000)
	(46,996)	7,781	(58,114)	(54,171)

Financing activities
Common shares issued	—	—	2,500,000	—
Share subscription receivable	—	—	—	238,000
Deposit on private placement	—	—	(250,000)	—
	—	—	2,250,000	238,000

Increase in cash and cash equivalents	(408,624)	(111,474)	1,338,611	(315,723)
Cash and cash equivalents, beginning of period	1,921,765	175,035	174,530	379,284

Cash and cash equivalents, end of period	$1,513,141	$63,561	$1,513,141	$63,561

Supplementary information:
Cash received from interest	$—	$—	$—	$12
Non-cash transactions:
Conversion of notes payable	$—	$—	$2,486,930	$—
Shares distributed as part of corporate restructuring	$—	$—	$—	$1,515,986
Acquisiton of Software License	$—	$—	$—	$150,000
Common shares issued for management agreement (Note 2)	$—	$—	$—	$625,000
Common shares issued for the acquisition of software (Note 2)	$—	$—	$—	$5,806,250

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

1. Nature of operations and corporate information

Quantitative Alpha Trading Inc. (formerly known as RTN Stealth Software Inc.) herein after referred to as Company or QAT is a public company incorporated in the Province of British Columbia, Canada. During the quarter the company commenced US operations and these financial statements include the results of QAT s wholly owned US subsidiary, Quantitative Alpha Trading (USA), LLC.

Following the Company s annual general meeting on March 31, 2011 the Company has approved its continuance from British Columbia into Ontario as its governing jurisdiction, has adopted a comprehensive new general bylaw and has changed its name to Quantitative Alpha Trading Inc.

QAT was incorporated by registration of its memorandum and articles under the British Columbia Company Act on September 15, 1987 under the name Grand Resources Inc. . The head office and registered office of the company is located at 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9.

The Company is in the business of developing and promoting software for trading purposes.

2. Acquisition of software

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. ( MGS ) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the RTN-Stealth Software ).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares. Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.	The Company acquired the RTN-Stealth Software from MGS (the MGS transaction), and
b.	the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (the ENAJ transaction).

As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and has assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS, as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

2. Acquisition of software (continued)

The details of the four promissory notes assumed are as follows:

	Due date	Interest rate	Other terms
Four promissory notes with the principal totalling $2,503,500 at May 17, 2010	Principal and interest are due on May 15, 2012	Bank of Canada prime rate + 1% per annum compound annually	Senior to any and all other shareholder loans and shall be paid in full prior to repayment by the Company to any and all other shareholder loans

On March 23, 2011, the promissory notes were converted to common shares as described in Note 7.

As part of the ENAJ transaction, the Company issued 2,500,000 common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and are escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Details of the two software acquisitions are summarized as follows:

RTN Stealth Software
Issuance of 20,000,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four promissory notes	2,503,500
Issuance of 5,250,000 Class B preferred shares on January 19, 2010	150,000
7,653,500

EMC ALGO Software
Issuance of 2,500,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010	625,000
Finders fees of 125,000 common shares of the Company having a market value of $0.25 per share on May 17, 2010	31,250
$8,309,750

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

2. Acquisition of software (continued)

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand (2,500,000) common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company. The 2,500,000 common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010. As a result, the corresponding management fee is deferred and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
Expensed in the three months ended March 31, 2011	(52,083)
Expensed in the three months ended June 30, 2011	(52,083)
Expensed in the three months ended September 30, 2011	(52,083)
338,542
Less current portion	(208,334)
$130,208

The current portion of the prepaid expenses in the amount of $276,042 includes the deferred management fee of $208,334 and other prepaid expenses of $67,708.

3. Basis of preparation

Going concern assumption

These Consolidated condensed interim financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The ability of the Company to continue to operate as a going concern is dependent upon its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company has addressed short term cash flow requirements through the raising of capital and conversion of notes payable to common shares. The Company’s continued existence is dependent upon its ability to attain profitable operations and obtain financing from its shareholders or external sources as required. The Company s future capital requirements will depend on many factors, including the costs of operating the software business. The Company s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

3. Basis of preparation (continued)

The Company will depend almost exclusively on outside capital. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company s ability to continue as a going concern.

Although management’s efforts to raise capital and monetize assets have been successful in the past, there is no certainty that they will be able to do so in the future. The aforementioned circumstances may create significant doubt as to the ability of the Company to meets its obligations as they come due.

These interim Consolidated condensed financial statements have been prepared using accounting principles that are applied to a going concern and do not reflect the adjustments that would be necessary to the presentation and carrying amounts of the assets and liabilities if the Company were not able to continue operations. These adjustments and reclassifications may be material

Statement of Compliance

These Consolidated condensed interim financial are prepared in accordance with IAS 34, Interim Financial Reporting and are the Company s third financial statements prepared under IFRS. These Consolidated condensed interim financial statements do not include all information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 2010. The Company adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ( IFRS 1 ) with a transition date to IFRS of January 1, 2010. Consequently the comparative figures for 2010 and the Company s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada ( Canadian GAAP ) to comply with IFRS.

The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 11.

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the Company s functional currency.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

4. Summary of significant accounting policies

These interim financial statements have been prepared on a basis consistent with the audited financial statements prepared under Canadian Generally Accepted Accounting Principles for the year ended December 31, 2010 except as follows:

(a) Intangible asset

Intangible asset consists of acquired software initially recorded at fair value. The software will be amortized on a straight-line basis over 10 years which represents management s best estimate of useful life. The software is available for use and amortization has been recorded from the date of acquisition. The Company evaluates the reasonableness of the estimated useful life on an annual basis.

The Company reviews the carrying value of its intangible assets for impairment or whenever events or circumstances indicate that the carrying value may not be recoverable.

(b) Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

•	The estimated useful lives of equipment which are included in the balance sheet and the related amortization included in the statement of loss;

•
The estimated useful lives of intangible assets which are included in the balance sheets, the related amortization included in the statement of loss, and the recoverability of the intangible asset which is dependent on management s ability to implement its current business plan. The recoverability analysis of intangible assets on the balance sheets require the Company to make assumptions about the future. Changes to one or more assumptions would result in a change in the recoverable amount calculated; and

•	The valuation allowance for future income tax assets.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

4. Summary of significant accounting policies (continued)

(c) Share based compensation

Equity-settled share based payments to employees and others providing similar services are measured at the fair value at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company s estimate of the equity instruments that will eventually vest. Each tranche is an award and is considered a separate grant with its own vesting period and grant date fair value.

(d) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares.

(e) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicated that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar risk characteristics.

(ii) Non-financial assets

The carrying amounts of the Company s non-financial assets are reviewed each reporting date to determine whether there is any indication of impairment. If such indication exists, then the asset s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

4. Summary of significant accounting policies (continued)

If, after the Corporation has previously recognized an impairment loss, circumstances indicate that the fair value of the impaired assets is greater than the carrying amount, the Corporation reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after amortization, that would have been determined if no impairment loss had been recognized. An impairment loss or a reversal of an impairment loss is recognized in cost of sales, or general and administration expense, depending on the nature of the asset

(f) New standards and interpretations not yet adopted

In November 2009, the IASB published IFRS 9, Financial Instruments which covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement . In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company s own credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting IFRS 9.

5. Equipment

	Office Equipment	Computer Equipment	Computer Software	Leasehold Improvements	Total
Cost
At January 1, 2010	$3,414	$10,348	$10,073	$2,522	$26,357
Additions	—	13,772	400	—	14,172
At December 31, 2010	3,414	24,120	10,473	2,522	40,529
Additions	22,330	35,784	—	—	58,114
At September 30, 2011	25,744	59,904	10,473	2,522	98,643

Accumulated Amortization
At January 1, 2010	1,922	8,000	9,973	2,522	22,417
Additions	403	9,325	500	—	10,228
At December 31, 2010	2,325	17,325	10,473	2,522	32,645
Additions	1,937	6,666	—	—	8,603
At September 30, 2011	4,262	23,991	10,473	2,522	41,248

Net book value
January 1, 2010	1,492	2,348	100	—	3,940
December 31, 2010	1,089	6,795	—	—	7,884
September 30, 2011	21,482	35,913	—	—	57,395

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

6. Intangible

Software
$
Cost
At January 1, 2010	$—
Additions	8,309,750
At December 31, 2010	8,309,750
Additions	—
At September 30, 2011	$8,309,750

Accumulated Amortization
At January 1, 2010	—
Additions	$519,359
At December 31, 2010	519,359
Additions	623,232
At September 30, 2011	$1,142,591

Net book value
January 1, 2010	$—
December 31, 2010	$7,790,391
September 30, 2011	$7,167,159

7. Notes payable

On March 23, 2011, the notes payable in the amount totalling $2,486,930 including accrued interest were converted for 47,370,100 common shares or $0.0525 per share.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

8. Share capital

a) Authorized and outstanding shares

As at September 30, 2011 the authorized share capital of the Company consisted of the following:
Unlimited number of Common Shares with no par value
5,250,000 Class B non-voting Preferred Shares with no par value
(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $20,000,000 as described in Note 2).

A continuity of the outstanding share capital is as follows:

	Number of common shares	Number of Class A preferred shares	Number of Class B preferred shares
As at January 1, 2011	124,862,860	—	5,250,000
Issuance - private placement	9,523,796	—	—
Issuance - conversion of notes payable (Note 7)	47,370,100	—	—
Issuance - warrant exercise	38,095,238	—	—
Issuance - conversion of preferred shares (Note 10)	42,524,240	—	(4,252,424)
Cancelled	—	—	(150,000)
As at September 30, 2011	262,376,234	—	847,576

As at January 1, 2010	99,416,860	—	—
Issuance - arrangement agreement	—	99,416,860	—
Issuance - acquisition of software licence	—	—	5,250,000
Cancellation of Class A preferred shares	—	(99,416,860)	—
Issuance - acquisition of RTN Stealth Software (Note 2)	20,000,000	—	—
Issuance - acquisition of ENAJ software (note 2)	2,500,000	—	—
Issuance - management agreement with Chief
Operating Officer (Note 2)	2,500,000	—	—
As at September 30, 2010	124,416,860	—	5,250,000

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued 9,523,796 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525. These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of $2,000,000.

As of September 30, 2011, the Company has 337,800 common share purchase warrants outstanding with a fair value of $33,442 using the Black Scholes model for pricing options. The weighted average fair value per warrant of $0.099 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 161%, risk-free interest rate of 1.7% and an expected life of 2 years. These warrants entitled the holder to purchase one common share of the Company at a price of $0.40 per share until May 12, 2012.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

8. Share capital (continued)

On June 6, 2011, the company received authorization to cancel 150,000 preferred shares.

b) Stock options

QAT has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall not be less than the fair market value of the Company s common shares on the grant date.

On March 30, 2011, the Company awarded its directors, officers, employees and consultants a total of 29,958,701 stock options of which 10,440,143 vest immediately at an exercise price of $0.10, 9,759,279 vest on the first anniversary of the grant date with an exercise price of $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24. All options granted have an expiry date of March 30, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.90%
Expected life	8-10 years
Volatility	230%
Expected dividends	nil

On April 4, 2011, the Company awarded a consultant a total of 680,880 stock options of which 226,960 vest immediately at an exercise price of $0.34, 226,960 vests on the first anniversary of the grant date with an exercise price of $0.34 and 226,960 vests on the second anniversary of the grant date with an exercise price of $0.34. The options granted have an expiry date of April 4, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	235%
Expected dividends	nil

On August 17, 2011, the Company awarded an employee a total of 2,723,518 stock options which vest immediately upon commencement of employment at an exercise price of $0.10. The options granted have an expiry date of August 17, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	232%
Expected dividends	nil

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

In addition to the 3,050,000 outstanding options issued in 2010 the company has 33,363,099 options that have been issued during 2011. The 13,390,621 vested options had a fair value of $1,432,505 at the grant date. The 19,972,478 unvested options had a fair value of $2,172,849 at the grant date and is expensed on a straight-line basis over the vesting period with each tranche being recognized over its own distinct vesting period resulting in $802,229 in stock based compensation expense. As a result, the Company has recognized $2,234,733 in stock-based compensation expense and credited to contributed surplus to account for the options. In addition there was $156,249 in stock based compensation expense relating to the deferred management fees as described in Note 2 for a total amount of $2,390,983.

The continuity of the outstanding stock options of the Company is as follows:

	Number of Outstanding options	Weighted average exercise price
Balance, January 1, 2010	—	$—
Granted	5,650,000	0.32
Balance, December 31, 2010	5,650,000	0.32
Expired	(2,600,000)	0.32
Granted	29,958,701	0.17
Granted	680,880	0.34
Granted	2,723,518	0.10
Balance, September 30, 2011	36,413,099	$0.18

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

9. Related party transactions

All transactions with related parties have occurred in the normal course of operations and in management s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value. Related parties include key management personnel, the Board of Directors, close family members and enterprises which are controlled by these individuals.

•	During the three months ended September 30, 2011, a company controlled by the CFO charged the Company $6,000 (2010 - $nil) in rent and received $15,000 (2010 - $2,500) in accounting fees.

•	During the three months ended September 30, 2011, incurred stock based compensation in the amount of $731,848 (2010 - nil) to related parties as described in Note 8b.

•
During the three months ended September 30, 2010, rental expense, accounting fees, and consulting fees charged by a company controlled by the former CEO, the former CFO and a company controlled by the former Executive Vice President were $7,500, $5,650 and $9,000 respectively.

10. Conversion of preference shares

On March 30, 2011, the shareholders of the Company had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder. As of September 30, 2011, 4,252,424 Preferred Shares have been converted into 42,524,240 common shares.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

11. Conversion to IFRS

The Consolidated condensed interim financial statements for the three months ended September 30, 2011 are the Company s third condensed interim financial statements prepared under IFRS. For the accounting period prior to this, the Company prepared its consolidated financial statements under Canadian GAAP. In accordance with IFRS 1 First time adoption of IFRS , certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of preparation in Note 3.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

a) Elective exemptions

Business Combinations

The Company elected to apply IFRS 3 relating to business combinations prospectively from January 1, 2010.

b) Mandatory exemptions

Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

c) Effect of material transition adjustments on the balance sheets, income statements and statement of comprehensive income:

          i) Balance Sheets

	Cdn. GAAP	December 31, 2010 Adj.	IFRS	January 1, 2010 IFRS and Cdn. GAAP

Assets

Current assets
Cash and cash equivalents	$174,530	$—	$174,530	$379,284
Marketable securities	—	—	—	1,448,800
Other receivables	28,664	—	28,664	242,744
Prepaid expenses	216,135	—	216,135	10,000
	419,329	—	419,329	2,080,828

Equipment	7,884	—	7,884	3,940
Intangible (Note 11(d))	8,309,750	(519,359)	7,790,391	—
Prepaid Expenses - long term	286,458	286,458	—
Mineral property	—	—	67,185
Oil and gas property	—	—	1
	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$115,046	$—	$115,046	$75,072
Deposit on private placement	250,000	—	250,000	—
Notes payable - current portion	358,445	—	358,445	—
	723,491	723,491	75,072

Note payable -long term	2,095,476	—	2,095,476	—
	2,818,967	—	2,818,967	75,072
Shareholders’ equity
Share capital and warrants	8,939,599	—	8,939,599	3,919,865
Contributed surplus	2,406,438	—	2,406,438	670,374
Accumulated other comprehensive income	—	—	—	504,770
Deficit	(5,141,583)	(519,359)	(5,660,942)	(3,018,127)
	6,204,454	(519,359)	5,685,095	2,076,882
	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

          i) Balance Sheets (continued)

	Cdn. GAAP	September 30, 2010 Adj.	IFRS

Assets

Current assets
Cash and cash equivalents	$63,561	$—	$63,561
Marketable securities	—	—	—
Other receivables	18,253	—	18,253
Short term investments	40,134	—	40,134
Prepaid expenses	208,333	—	208,333
	330,281	—	330,281

Equipment	11,967	—	11,967
Intangible (Note 11(d))	8,309,750	(311,616)	7,998,134
Prepaid Expenses - long term	355,903	—	355,903
	$9,007,901	$(311,616)	$8,696,285

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$92,545	$—	92,545
Deposit on private placement	38,850	—	38,850
	131,395	—	131,395

Note payable -long term	2,497,161	—	2,497,161
	2,628,556	—	2,628,556
Shareholders’ equity
Share capital and warrants	8,835,129	—	8,835,129
Contributed surplus	2,406,438	—	2,406,438
Accumulated other comprehensive income	—	—	—
Deficit	(4,862,222)	(311,616)	(5,173,838)
	6,379,345	(311,616)	6,067,729
	$9,007,901	$(311,616)	$8,696,285

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

          ii) Interim Statements of loss and comprehensive loss

		Three months ended September 30, 2010
	Cdn GAAP	Adj.	IFRS
Expenses
Advertising and promotion	$750	$—	$750
Amortization - Equipment	1,923	—	1,923
Amortization - Intangible (Note 11(d))	—	207,744	207,744
Finance costs	19,417	—	19,417
Foreign exchange (gain)	(24,072)	—	(24,072)
Management, consulting and administrative	176,814	—	176,814
Office	10,101	—	10,101
Professional fees	30,298	—	30,298
Rent	37,498	—	37,498
Stock-based compensation	—	—	—
Travel	12,585	—	12,585
Trust and filing fees	20,449	—	20,449
Loss before the following:	(285,763)	(207,744)	(493,507)
Interest and other income	986	—	986
Net loss and comprehensive loss	$(284,777)	$(207,744)	$(492,521)

		Nine months ended September 30, 2010
	Cdn GAAP	Adj.	IFRS
Expenses
Advertising and promotion	$51,673	$—	$51,673
Amortization - Equipment	6,144	—	6,144
Amortization - Intangible (Note 11(d))	—	311,616	311,616
Finance costs	20,479	—	20,479
Foreign exchange (gain)	(24,072)	—	(24,072)
Management, consulting and administrative	349,268	—	349,268
Office	27,154	—	27,154
Professional fees	60,977	—	60,977
Rent	57,498	—	57,498
Stock-based compensation	1,744,745	—	1,744,745
Travel	20,546	—	20,546
Trust and filing fees	35,471	—	35,471
Loss before the following:	(2,349,883)	(311,616)	(2,661,499)
Write down of mineral and oil and gas properties	(1)	—	(1)
Interest and other income	1,019	—	1,019
Net loss and comprehensive loss	$(2,348,865)	$(311,616)	$(2,660,481)

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars)

d) Explanatory notes

Amortization of intangible

Under Canadian GAAP the software asset was amortized once it has been placed in use. Under IFRS the software asset has been amortized when the asset is available for use. As the software asset was available for use upon acquisition, amortization has been recorded from the date of acquisition. For the three months ended September 30, 2011 there is an increase in amortization expense of $207,744 and nine months ended September 30, 2010 there is an increase in amortization expense of $311,616 and for the year-ended December 31, 2010 there is an increase in amortization expense of $519,359.

e) Restatement of Statement of Cash Flows from Canadian GAAP to IFRS

The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Company for the three months and nine months ended September 30, 2010 or year ended December 31, 2010. The reconciling items between Canadian GAAP presentation and IFRS have no significant effect on the cash flo ws generated.